MedFire Innovations, Inc.
(Offering Script)

MedFire Innovations is taking a NEW approach to improving the lives of patients and providers by developing and launching products that change health and community care.

For over five years, we have combined deep industry knowledge with best-in-class practices, considering three key factors:

-Patient fears, concerns and opportunities for empowerment
-What healthcare workers need to perform procedures successfully, with an emphasis on ease, comfort and protection; and
-Everyday challenges faced by healthcare and first responders.

Our products deliver simpler solutions to large and pressing market problems.

Some of our successes to date include:

-A patented product to provide a protective potential barrier to pathogens between a person and a surface such as a hospital mattress

-A device developed to assist in the application of a novel biomaterial formulation used in the treatment of skin lesions.

-A passive entry tool first-responders can use to enter locked areas without causing damage.

-A device for patients with dependencies or disabilities that allows a caregiver to obtain a urine specimen without the embarrassment of or discomfort of a catheter.

We are also in the final phases of developing a device that will change, on a global scale, how women are tested for life-threatening cervical cancer. Unlike current tests, it will allow a patient to obtain their own sample for analysis, easily and discretely, in their own home.

This devices MedFire develops aren't just helpful or interesting – they are necessary gamechangers.

The healthcare market is growing and the opportunities to improve gaps in how care is delivered are specific and powerful.

Join us, and support product innovation that will transform the healthcare landscape here and around the world.

Invest with impact. Invest in MedFire, and let's make a difference together.